Exhibit 99.15

Consent of David Frost

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Orla Mining Ltd. (the “Company”) for the year ended December 31, 2025 (collectively, the “Annual Report”), I, David Frost, consent to: (i) the inclusion and incorporation by reference in the Annual Report of references to and information derived or summarized from the technical report dated effective November 18, 2024, entitled “Technical Report – Musselwhite Mine, Ontario, Canada”, or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; (ii) the inclusion and incorporation by reference in the Annual Report of references to and information derived or summarized from the technical report dated effective September 30, 2025, entitled “NI 43-101 Technical Report, Camino Rojo Project, Zacatecas State, Mexico”, or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; and (iii) the use of and references to my name, including as an expert or “qualified person”, and my involvement in the preparation of such information in each case where used or incorporated by reference into the Annual Report.

I also consent to the use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement (No. 333-290267) on Form F-10, Registration Statement on Form S-8 (File No. 333-272171) and Registration Statement on Form S-8 (File No. 333-290273), in each case as amended.

/s/ David Frost
David Frost, FAusIMM

Dated: March 19, 2026